King Pharmaceuticals,® Inc. 501 Fifth Street Bristol, Tennessee 37620
October 2, 2009
Filed as CORRESPONDENCE
Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Re:	King Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 2, 2009 Schedule 14A filed April 23, 2009 File No. 001-15875
Dear Mr. Riedler:
     I write in response to your letter of September 18, 2009, received on September 21, 2009, containing the staff’s comments on the Annual Report on Form 10-K for King Pharmaceuticals, Inc. (“the Company”) for the fiscal year ended December 31, 2008, filed March 2, 2009, as well as the Company’s Schedule 14A filed April 23, 2009. For your convenience we have attached hereto a copy of your September 18 letter.
     We appreciate your comments and have reviewed them carefully. This letter responds to the staff’s comments. For convenience, we have included the staff’s comments in italics before each of the Company’s responses. References in our responses to “we,” “our” or “us” mean the Company or its advisors, as the context may require.
1.	We note your disclosure that you have the following supply agreements relating to the Meridian Auto-Injector Segment:
a.	Industrial Base Maintenance Contract with the Department of Defense; and

b.	Supply Agreement with Dey, L.P.

Please expand your disclosure to provide a more specific discussion of these agreements. Please discuss the material terms of these agreements, including each party’s obligations and rights under the agreements including any minimum purchase obligations, all payments made to date, all expected payments, duration and termination provisions.
Company’s Response:
     Industrial Base Maintenance Contract. We acknowledge the staff’s comment and propose to provide additional disclosure regarding the IBMC in the Annual Report on Form 10-K for the year ended December 31, 2009, in the discussion of the Meridian Auto-Injector segment within Part 1, Item 1, Business. We propose to provide disclosure substantially similar to the following:
Our Meridian Auto-Injector segment produces finished chemical defense auto-injectors that are sold primarily to the U.S. Department of Defense (“DoD”) under an Industrial Base Maintenance Contract (“IBMC”). Under the terms of the IBMC, we maintain government-owned component and raw material inventory that is available for manufacturing on short notice. We also maintain manufacturing facilities and equipment, infrastructure, supply chains and personnel in a ready state, allowing for rapid conversion of this inventory into finished units to meet surge mobilization requirements. A surge capability allows for the coverage of defense mobilization requirements in the event of rapid military deployment. If the surge capability provision becomes operative, we could be required to limit the production of other, higher profit margin commercial product in order to supply auto-injectors to the DoD.

We receive bi-monthly payments from the DoD through the term of the IBMC in connection with our preparedness to produce a contractually-specified base number of auto-injectors. These payments are fixed by the IBMC and are approximately $3.0 million per quarter. In addition, the DoD pays us a contractually-established per unit price for units produced. There are no contractual unit minimum purchase requirements under the IBMC. Our supply contract with the DoD is subject to pre- and post-award audits and potential price determination. The current contract expires on December 31, 2009, and we are in negotiations regarding its renewal. The IBMC provides that it may be terminated at the convenience of the government or for breach.
     Dey, L.P. Supply Agreement. We acknowledge the staff’s comment and propose to provide the following discussion of the Dey, L.P. Supply Agreement in the Annual Report on Form 10-K for the year ended December 31, 2009 in the discussion of the Meridian Auto-Injector segment within Part I, Item 1, Business. We propose to provide disclosure substantially similar to the following:
We have a supply agreement with Dey, L.P., under which we manufacture and supply EpiPen® products to Dey at prices established under the agreement. Dey has the exclusive right to market, distribute, and sell these products worldwide. Dey may determine the prices at which the products are sold to third parties. The agreement provides for minimum quantities to be purchased by Dey based upon prior purchase quantities and upon certain minimum rates of growth. These minimum quantities are subject to adjustment in the event of competition entering the market. We are entitled to receive, in connection with the sale of certain products by Dey, royalty payments equal to a low single-digit percentage of Dey’s net sales of these products. The conditions under which we would receive these royalty payments do not presently exist. The supply agreement expires December 31, 2015.

2.	In addition, please file these two agreements as exhibits to your Form 10-K, or provide us with a legal analysis as to why the agreements need not be filed pursuant to Item 601(b)(10) of Regulation S-K.
Company’s Response:
     Industrial Base Maintenance Contract. We have determined that the Industrial Base Maintenance Contract between the U.S. Department of Defense and the Company’s subsidiary, Meridian Medical Technologies, Inc., pursuant to which Meridian supplies finished chemical defense auto-injectors to the Department of Defense, is not required to be filed as an exhibit.
     Regulation S-K requires the filing of “[e]very contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing...” Reg. S-K 601(b)(10)(i) (emphasis added). The Industrial Base Maintenance Contract is not required to be filed because it was made in the ordinary course of the Company’s business. We respectfully advise the staff that agreements of this sort are entered into in the ordinary course of the business of the Company and the pharmaceutical industry as a whole.
     Regulation S-K also provides that if a contract “is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless...” it is one “upon which the registrant’s business is substantially dependent.” Reg. S-K 601(b)(10)(ii)(B). Our business is not substantially dependent upon this agreement in that it is not an agreement “to sell the major part of registrant’s products or services.” Reg. S-K 601(b)(10)(ii)(B).
     Dey, L.P. Supply Agreement. As discussed above, Regulation S-K does not require the filing of agreements made in the ordinary course of business. The Dey, L.P. Supply Agreement is not required to be filed because it was made in the ordinary course of the Company’s business. As with the Industrial Base Maintenance Contract, we respectfully advise the staff that agreements of this sort are entered into in the ordinary course of the business of the Company and the pharmaceutical industry as a whole.

     Further, the Dey, L.P. Supply Agreement is not one upon which the Company’s business is “substantially dependent” in that it is not an agreement “to sell the major part of registrant’s products or services.” Reg. S-K 601(b)(10)(ii)(B).
3.	We note that you pay royalties on net sales of products containing metaxalone to Mutual Pharmaceutical Company pursuant to a License Agreement entered into in December 2005. Please expand this section to disclose the potential range of the percentage of royalty payments (for example, “low-single-digits” or “high-single-digits”) payable to Mutual. Your disclosure should discuss any anticipated increases in the royalty rate as a result of the achievement of certain milestones, including the revised royalty range.
Company’s Response:
     We acknowledge the staff’s comment, and we propose to provide additional disclosure in subsequent periodic reports, beginning with the Quarterly Report on Form 10-Q for the quarter ending September 30, 2009, in the discussion of Liquidity and Capital Resources within Part I, Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations. Within that section, we propose disclosure in a form substantially similar to the following:
The royalty percentage we pay to Mutual is currently in the low-double-digits and could potentially increase by 10% depending on the achievement of certain regulatory and commercial milestones in the future. In the event certain specified net sales levels are not achieved, the royalty could be reduced to a lower double-digit or single-digit rate. No increases in the royalty rate are presently anticipated.

4.	We note your disclosure on page 19 that adjustments to base salary are based in part upon each executive officer’s individual performance. We further note that the base salaries of your named executive officers increased in 2008. Please expand your disclosure to discuss the material factors that the Compensation and Human Resources Committee considered in increasing base salaries in 2008.
Company’s Response:
     We acknowledge the staff’s comment. As noted in our Schedule 14A, base salaries for the named executive officers are intended to approximate median salaries for similarly situated executives among Comparator Group companies. A number of additional factors are considered, however, in determining base salary, such as the executive’s individual performance, his or her experience and tenure, internal compensation consistency, and the company’s overall annual budget.
     We understand your comment to request additional information about material factors considered by the Compensation and Human Resources Committee in assessing individual performance. We propose to provide disclosure, in the Schedule 14A filing related to our 2010 annual meeting of shareholders (which we anticipate will be incorporated by reference into our Annual Report on 10-K for the year ended December 31, 2009), of the material factors that the Compensation and Human Resources Committee considered in increasing base salaries in both 2008 and, to the extent applicable, in 2009, in a form substantially similar to the following:
Individual performance was one of several material factors considered by the Committee in connection with the adjustments to executive base salaries in 2008. In assessing individual performance, the Committee focused upon the degree of the executives’ accomplishment of corporate objectives and strategic goals, including, as applicable to various executives, goals related to: manufacturing, product quality, research and development, product sales, talent management, risk management, cost-saving initiatives, achievement of operational efficiencies, the advancement of business development opportunities and similar objectives.

     In connection with the Staff’s comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please direct any questions or comments concerning this response letter to me at (908) 429-6000. If you are unable to reach me, please contact either Jim Elrod at (908) 429-6000 or William Phillips at (423) 990-2523. Thank you.
Sincerely,
/s/ BRIAN A. MARKISON
Brian A. Markison
Chairman of the Board, President
and Chief Executive Officer

cc:	Rose Zukin, Securities and Exchange Commission Joseph Squicciarino, Chief Financial Officer James Elrod, Chief Legal Officer William Phillips, Assistant General Counsel
Enclosures as noted

Mr. Brian A. Markison
King Pharmaceuticals, Inc.
September 18, 2009
Page 3

Schedule 14A

Compensation Discussion and Analysis

Our 2008 Compensation Program, page 14

Base Salary, page 19

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

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In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: